UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                              C.R. Anthony Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    036776102
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D



CUSIP No.   036776102                             Page    2    of   11   Pages
          ------------                                 -------    ------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------

        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    0
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  0
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share (the "Shares"), of C.R. Anthony Company, an Oklahoma corporation (the "Company"). The Company's principal executive offices are located at 701 N. Broadway, Oklahoma City, OK 73102.

Item 2.   Identity and  Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022. The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including convertible securities arbitrage. The principal business of the

                               Page 3 of 11 Pages

General Partner is serving as the general partner of the Partnership. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The $5,590,620.68 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

     The $482,211.00 used to purchase Shares of the Company for

                               Page 4 of 11 Pages

Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

Item  4.  Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 0 Shares of the Company (or 0% of the Company's Common Stock outstanding on May 3, 1997) and the Partnership may be deemed to own beneficially an aggregate of an

                               Page 5 of 11 Pages
additional 0 Shares of the Company (or 0% of the Company common stock outstanding on May 3, 1997) owned by Offshore, in each case based on the number of 0 Shares of Company Common Stock then outstanding, as a result of the exchange of the Shares of the Company for shares of Stage Stores, Inc. on June 26, 1997. Prior to the exchange, there were 9,035,645 Shares outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any other person who has the right to receive or the power to

                               Page 6 of 11 Pages
direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

  Exhibit A --               Acquisitions of Shares by the Partnership and
                             Offshore During the Past Sixty Days.


                               Page 7 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             June 27, 1997
                                             -------------
                                                 (Date)


                                             /s/
                                             -------------------------------
                                             (Signature)


                                             Daniel R. Tisch
                                             Authorized Signatory
                                             MENTOR PARTNERS, L.P.
                                             -------------------------------
                                             (Name/Title)


                               Page 8 of 11 Pages

                                  EXHIBIT INDEX


Exhibit A --                 Acquisitions of Shares by the Partnership and
                             Offshore During the Past Sixty Days.


                               Page 9 of 11 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

               Date of             Number         Aggregate      Price Per
Entity         Transaction         of Shares      Price          Share

Partnership    May 7, 1997         16,500         132,330.00     8.020

               May 13, 1997         4,700          37,106.50     7.895

               May 20, 1997        16,600         133,132.00     8.020

               May 21, 1997        22,500         180,450.00     8.020

               June 17, 1997       19,000         148,817.50     7.833

               June 18, 1997       25,000         198,937.50     7.958

               June 19, 1997       56,500         455,226.15     8.057

               June 20, 1997       45,000         374,962.50     8.333

               June 23, 1997        8,500          70,295.00     8.270

               June 24, 1997       85,300         724,759.98     8.497

               June 25, 1997       30,000         251,574.00     8.386

               June 26, 1997       60,000         507,114.00     8.452

               June 26, 1997       40,000         335,500.00     8.388


               June 26, 1997      (693,800)           N/A           *



Offshore       May 7, 1997          4,100          32,882.00     8.020

               May 20, 1997         5,900          47,318.00     8.020


                               Page 10 of 11 Pages

               June 19, 1997        5,000          40,285.50     8.057

               June 24, 1997       10,000          84,966.00     8.497

               June 26, 1997        5,000          42,259.50     8.452

               June 26, 1997        5,000          41,937.50     8.388

               June 26, 1997      (60,000)            N/A          *



All Shares were purchased in transactions on the NASDAQ National Market.






-----------------------------------
* On June 26, 1997, all Shares were automatically converted into shares of Stage Stores, Inc. As a result of the conversion, each holder of Shares received in exchange for each Share converted the right to receive 0.3992 shares of Stage Stores, Inc.

                               Page 11 of 11 Pages